GILMARTIN FINANCIAL LLC
(SEC ID No. 8-70713)

FINANCIAL STATEMENT

DECEMBER 31, 2023

Public Document
Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70713

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 _____   AND ENDING 12/31/23 _____

(MM/DD/YY) — (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gilmartin Financial LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 E Sir Francis Drake Blvd, Suite 208

(No. and Street)

Larkspur   **CA**   **94939**

(City) — (State) — (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant   **402-215-1352**   david.brant@acaglobal.com

(Name) — (Area Code – Telephone Number) — (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)

02/24/2009   **3438**

(Date of Registration with PCAOB)(if applicable) — (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynn Lewis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gilmartin Financial, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title:
CEO & CCO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __Marin__ }

On __March 19th, 2024__ before me, __Miranda Meyer, Notary Public__
Date   *Here Insert Name and Title of the Officer*

personally appeared __Lynn Lewis__

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MIRANDA MEYER
Notary Public - California
Marin County
Commission # 2474568
My Comm. Expires Nov 30, 2027

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

Place Notary Seal and/or Stamp Above   *Signature of Notary Public*

───────────────── **OPTIONAL** ─────────────────

*Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.*

Description of Attached Document

Title or Type of Document: __Annual Reports Form X-17A-5 Part III, Public__

Document Date: __12/31/2023__ _____ Number of Pages: __3__

Signer(s) Other Than Named Above: __N/A__

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____   Signer's Name: _____
☐ Corporate Officer – Title(s): _____   ☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General   ☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact   ☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator   ☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____   ☐ Other: _____
Signer is Representing: _____   Signer is Representing: _____

©2018 National Notary Association

GILMARTIN FINANCIAL LLC
FINANCIAL STATEMENT
DECEMBER 31, 2023

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Gilmartin Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gilmartin Financial LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Gilmartin Financial LLC's auditor since 2021.
Walnut Creek, California
March 20, 2024

GILMARTIN FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 553,277
Due from member	282,622
Accounts receivable	65,050
Prepaid expenses	41,736
Total assets	$ 942,685

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 33,766
Total liabilities	33,766
Member's equity	908,919
Total liabilities and member's equity	$ 942,685

The accompanying notes are an integral part of this statement.

GILMARTIN FINANCIAL LLC
NOTES TO FINANCIAL STATEMENT

1. Nature of Company and Summary of Significant Accounting Policies

Business Description

Gilmartin Financial LLC (the "Company") was organized as a California limited liability company in February 2021. The Company operates in Larkspur and San Diego, California and New York City. The Company's customers are unaffiliated companies in the biotech and healthcare sector. The Company may provide advisory services to their customers for business expansion, liquidation, mergers, acquisitions, capital structure, including the process required to take their business public – through a success fee model. The Company may provide private placement advisory services to their customers – through either an advisory fee and/or success fee model. The Company may also receive a referral fee from another broker-dealer to whom a customer may be referred. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in May 2022.

While the Company is starting to show a profit, the Company is still in start-up mode. The member has sufficient capital to fund the Company.

Method of Accounting

The financial statements are presented in accordance with accounting principals generally accepted in the United States of America ("GAAP")

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2023.

Accounts Receivable

Accounts receivable represent amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure in accordance with FASB ASC 326-20. Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

GILMARTIN FINANCIAL LLC
NOTES TO FINANCIAL STATEMENT

1. Nature of Company and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2023. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company, a limited liability company, is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2021. The Company does not believe it has any uncertain tax positions. The Company is subject to examinations by all major tax jurisdictions.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $519,511 at December 31, 2023, which exceeded required net capital of $5,000 by $514,511. The ratio of aggregate indebtedness to net capital at December 31, 2023 was 0.065 to 1.

3. Risk Concentrations

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. The amount of uninsured cash as of December 31, 2023 was $303,277. Management believes that credit risk related to these deposits is minimal.

4. Related Party Transactions

Under a management services and expense sharing agreement with Gilmartin Group LLC ("Group"), a company under common control, Group provides office space and administrative service to the Company. The Company pays its proportional share of office rent, compensation and other overhead costs Group incurred in providing administrative services. The Company does not employ any personnel and Group incurs substantially all the expenses on behalf of the Company. At December 31, 2023, the Company owed Group $69,516 for these expenses.

At December 31, 2023, Group owed the Company $352,138 for fees collected on the Company's behalf.

The Company is not party to a lease as of December 31, 2023. As mentioned above, the Company is party to a management services and expense sharing agreement with Group resulting in the allocation of certain occupancy expenses to the Company.

The Company's financial condition could differ significantly from those that would have been obtained if the entities were autonomous.

5. Subsequent Events

The Company has evaluated events through March 20, 2024, the date which the financial statements were issued. There are no material subsequent events that require disclosure.